COMMENTS RECEIVED ON MARCH 19, 2007

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity International Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 74

1. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

C: The Staff would like us to be more specific with our definition of "real estate related investments."

R: We believe we have provided a reasonable definition of "companies in the real estate industry and real estate related investments," and therefore have not modified disclosure. Specifically, the following disclosure appears in the Investment Details section:

"Companies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) or similar REIT-like entities that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies."

In addition, the following disclosure is included in the SAI:

"Companies "Principally Engaged" in the Real Estate Industry. For purposes of the fund's investment objective and policy of investing at least 80% of its assets in securities of companies principally engaged in the real estate industry and other real estate related investments, FMR considers a company to be principally engaged in the real estate industry if at least 50% of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate."

2. "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff would like us to identify the market capitalization strategy of the fund.

R: The fund does not have a particular investment strategy of investing in securities of companies with a particular market capitalization.

3. "Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

4. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.